January 23, 2018

Securities and Exchange Commission,

Division of Corporation Finance,

Office of Healthcare & Insurance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re: Atlas Holdings, Inc.—Form S-4 (File No. 333-221707)

Ladies and Gentlemen:

On behalf of our client, Atlas Holdings, Inc. (the “Company”), we enclose herewith Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-4 (the “Initial Registration Statement”), as amended by Amendment No. 1 (“Amendment No. 1”, collectively with the Initial Registration Statement, the “Registration Statement”). Amendment No. 2 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”), dated January 17, 2018, concerning the Registration Statement as well as certain revised information and conforming changes resulting therefrom. We are also providing courtesy hard copies of Amendment No. 2, including a version of Amendment No. 2 marked to reflect changes from Amendment No. 1, to you. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 2.

As a result of changes to the Registration Statement, some page references have changed in Amendment No. 2. The page references in the Staff’s comments refer to page numbers in Amendment No. 1, while the page numbers in the Company’s responses refer to page numbers in Amendment No. 2. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

Securities and Exchange Commission

January 23, 2018

In response to a number of the comments, the Company has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its initial filing or Amendment No. 1 were deficient or inaccurate in any respect. Accordingly, any changes reflected in Amendment No. 2, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Amendment No. 1 to Registration Statement on Form S-4

Summary

Structure of the Combination, page 11

1.	Please revise the organizational charts provided depicting the post-combination combined company structure immediately following closing and the post-PIPE investment combined company structure to identify New Amneal as the registrant. In addition, please revise your disclosure immediately above the organizational charts to clarify that Holdco and New Amneal are the same entity.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages 11, 13, 73 and 75-76 of Amendment No. 2.

The Combination

Background of the Combination, page 77

2.	We note your revisions in response to our prior comment 9 regarding the alternatives to the Potential Combination considered by the Impax board. Please expand your disclosure where appropriate to address why the board chose not to pursue such alternatives.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages 79 and 80 of Amendment No. 2.

Securities and Exchange Commission

January 23, 2018

3.	We note your revisions to page 79 in response to our prior comment 12. Please further expand your disclosure to explain why you did not pursue further discussions with Party B and Party D.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages 79 and 80 of Amendment No. 2.

Directors and Executive Officers of New Amneal After the Combination, page 238

4.	We note your response to our prior comment 25 that Mr. Chirag Patel and Mr. Chintu Patel are not expected to serve as executive officers of the combined company and that they did not receive any compensation in respect of their service as non-employee directors of Amneal in 2017 and reissue the comment. Item 18(a)(7) of Form S-4 requires disclosure for each person who will serve as a director or executive officer of the surviving company, and does not limit it to only persons who had the same role prior to the combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 238 and 241 of Amendment No. 2 to include disclosures required by Item 402 of Regulation S-K for Mr. Chirag Patel and Mr. Chintu Patel, each of who will continue to serve as a director of the combined company.

Where You Can Find More Information, page 257

5.	Please revise to incorporate by reference your Form 8-Ks filed on November 24, 2017, December 29, 2017 and January 9, 2018. See Item 11(a)(2) of Form S-4.

Response:

In response to the Staff’s request, the Company has revised the disclosure on page 256 of Amendment No. 2.

Securities and Exchange Commission

January 23, 2018

Annual Financial Statements of Amneal Pharmaceuticals LLC and Subsidiaries

2. Summary of Significant Accounting Policies, page FS-32

6.	Your response to our prior comment 27 indicates that you concluded that Amneal Pharmaceuticals LLC did not meet the definition of a public entity in ASC 280-10-20. Please explain to us the basis for that conclusion. Include in your response your consideration as to whether condition c. is met that financial statements are provided for the purpose of issuing any class of securities in a public market.

Response:

The Company respectfully advises the Staff that it has considered condition c. of the definition of a public entity in ASC 280-10-20 and determined that Amneal Pharmaceuticals LLC (“Amneal”) did not meet the definition of a public entity in ASC 280-10-20. The Company concluded that Amneal was a non-reporting company being acquired in connection with the business combination transaction providing its financial statements under Item 17 of Form S-4. Specifically, the Company considered the fact that the Registration Statement is being filed by the Company, a direct wholly owned subsidiary of Impax Laboratories, Inc. (“Impax”), for the purpose of seeking Impax stockholder approval and issuing its shares to Impax stockholders in connection with a business combination transaction in which the Company is the legal acquirer and Amneal is one of the legal targets in connection with the transaction. While the transaction will be accounted for such that Amneal will be the accounting acquirer of Impax and its wholly owned subsidiary, we relied upon the guidance in FRM 2200.1 that “the determination of the target company should be based on the legal form of the transaction” and that “[t]he fact that the target company may be the acquiring company for accounting purposes does not change that analysis.” Accordingly, the Company believes that the historical financial statements for Amneal required to be included in the Registration Statement should be those of a company being acquired in connection with the business combination transaction, which are not required to include the disclosures in ASC 280-10-50 in its separate financial statements.

Securities and Exchange Commission

January 23, 2018

The Company also respectfully advises the staff that, following consummation of the transaction, the Company will meet the definition of a public entity in ASC 280-10-20 and will include the disclosures in ASC 280-10-50 in its financial statements for periodic reports as a reporting issuer following the transaction.

Exhibits

7.	We note your revisions in response to our prior comment 20 regarding removal of the word “Certain” from the heading of the section describing tax consequences of the combination. Please have counsel make a conforming change to its cross reference to this section in Exhibit 8.1.

Response:

In response to the Staff’s request, the Company’s counsel has revised Exhibit 8.1 of Amendment No. 2.

General

8.	We note your response that Amneal is not the “registrant” on Form S-4. However, we note that the intent of the Form S-4 is to disclose information relating to the operating entity so that investors will understand the nature of the businesses of the combined company. Accordingly, we note that throughout the Form S-4 you have provided disclosure for Amneal, such as in your business disclosure and financial statements, even though it is not the technical registrant. Please similarly provide the disclosure required by Item 18(a)(5)(ii) of Form S-4 for Amneal, including beneficial ownership for Amneal Holdings, LLC, who serves as parent to Amneal.

Response:

In response to the Staff’s request, the Company has revised the disclosure on page 238 of Amendment No. 2.

*            *             *

Any questions or comments with respect to Amendment No. 2 may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile ((212) 291-9025) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Catherine M. Clarkin

Catherine M. Clarkin

cc:	Erin Jaskot
Irene Paik
Sasha Parikh
Kevin Vaughn

(Securities and Exchange Commission)

Bryan M. Reasons
(Atlas Holdings, Inc.)

Francis J. Aquila
Matthew G. Hurd
(Sullivan & Cromwell LLP)